Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

FIFTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ENTEROMEDICS INC.

I, Greg S. Lea, certify that:

1. The following resolution was duly adopted and approved by the Board of Directors of EnteroMedics Inc. (the “Corporation”) by unanimous written consent effective as of June 24, 2010, in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

RESOLVED, that Article IV of the Fifth Amended and Restated Certificate of Incorporation of the Company shall be amended to add a new Section 4 (the “Amendment”) to read in full as follows:

“4. Reverse Stock Split. At the close of the trading market on the filing date hereof with the Delaware Secretary of State, the issued and outstanding shares of the Corporation’s Common Stock shall be reverse split, and each six (6) shares thereof, as determined by the Board of Directors, shall be deemed exchanged for one (1) share of the Corporation’s Common Stock without any further action by the holder thereof. Any resulting fractional shares will be rounded up to a whole share.”

2. The foregoing amendment was duly adopted by the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware on May 6, 2010 at the Annual Meeting of the Stockholders of the Corporation, and such resolution has not been subsequently modified or rescinded.

Dated: July 9, 2010

/s/ Greg S. Lea
Greg S. Lea
Senior Vice President, Chief Financial
Officer and Secretary